Mail Stop 4-06

December 1, 2005

John L. McGannon
President and Chief Executive Officer
Document Sciences Corporation
6339 Paseo del Lago
Carlsbad, CA 92009

      Re: **Document Sciences Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2004
                  Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
                  and September 30, 2005
                  File No. 000-20981

Dear Mr. McGannon:

We have reviewed your response letter dated October 14, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 2 - Note 1. Organization and Summary of Significant Accounting Policies, Page F-7

Revenue Recognition, page F-9

1.   We note your response to our prior comment number 2 that states "ALF are always sold in conjunction with the sale of ILF and is renewed on an annual basis." In addition, the disclosure on page 2 of your Form 10-K states that the Company licenses "products for an upfront initial license fee and an annual renewal license and support fee, usually 20% of the initial license fee, which is required for the initial year and subsequent years." Given that the Company does not separately sell an ILF apart from the ALF, explain to us how VSOE of fair

value can be determined for either of these elements. Tell us how your determination of VSOE for the ALF post contract support complies with paragraph 10 of SOP 97-2 and supports your use of the residual method. Absent a determination of VSOE it appears that the entire arrangement fee is required to be accounted for ratably over the contract period in accordance with paragraph 12 of SOP 97-2. Please revise the filing accordingly or tell us why such revision is not required. We may have further comments.

Prior Comment no. 3 - Note 1. Organization and Summary of Significant Accounting Policies, Page F-7

Revenue Recognition, page F-9

2.   Your response to our prior comment number 3 states that revenues are recognized in accordance with SAB 104. Clarify the nature of the revenues that are being recognized in accordance with SAB 104. We may have further comments.

3.   Clarify for us the elements included in a software arrangement. Your proposed revised disclosure seems to indicate that these elements include ALF's, ILF's and professional services. Clarify why you have not included a discussion of perpetual licenses, support (for perpetual licenses) and installation in the revised disclosure. In addition, clarify how you establish VSOE for each of these elements in a multiple element arrangement. Refer to paragraph 10 of SOP 97-2 in your response.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Craig Wilson, Senior Assistant Chief Accountant who supervised this review, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Very truly yours,

Kathleen Collins
Accounting Branch Chief